UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

______________

FORM 6-K

______________

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the Month of March 2012

Commission File Number 001-34132

CHINA MASS MEDIA CORP.

6th Floor, Tower B, Corporate Square, 35 Finance Street

Xicheng District, Beijing 100033

People’s Republic of China

(86-10) 8809-1099

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒ Form 40-F ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).)

Yes ☐ No ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).)

Yes ☐ No ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the

Securities Exchange Act of 1934.)

Yes ☐ No ☒

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- )

CHINA MASS MEDIA CORP. COMMENTS ON UNUSUAL MARKET ACTIVITY

BEIJING, CHINA -- (March 20, 2012) -- China Mass Media Corp. (“China Mass Media” or the “Company”) (CMMCY.PK) today reported that, in view of the unusual market activity in the American depositary shares of the Company, the New York Stock Exchange has contacted the Company in accordance with its usual practice. While the Company ordinarily does not comment on market activity or market rumors, CMM confirmed that it is not aware of any material corporate developments that could account for the unusual trading activity.

About China Mass Media Corp.

As a television advertising company in China, the Company provides a full range of advertising services, including advertising agency services, creative production services, public service announcement sponsorship services, and other value added services.

For further information, contact:

China Mass Media Corp.

Julie Sun

CFO

6/F, Tower B, Corporate Square,

35 Finance Street Xicheng District

Beijing, 100033

P. R. China

Phone: +86-10-8809-1050

Email: juliesun@chinammia.com

Christensen

Tip Fleming

Phone: +852-2117-0861

Email: tfleming@christensenir.com

Teal Willingham

Phone: +86-13121793446

Email: twillingham@christensenir.com

SIGNATURE

CHINA MASS MEDIA CORP.
(Registrant)

Date: March 20, 2012	By:	/s/ Shengcheng Wang
Name: Shengcheng Wang
Title: Chairman and Chief Executive Officer